UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Final Synthetic voting map

In compliance with CVM Instruction No. 481/09, we present the final synthetic voting map consolidating the remote voting instructions and the ones made in person by each item of the remote voting form, referring to the matters submitted to the approval of the Extraordinary General Meeting held on June 10, 2020, at 3:00 p.m.

Item	Resolution	Voting Shares	Voting	Amount of Shares
1	Indication of candidate to the Board of Directors Mr. Pedro Augusto de Melo	ON	Approve	3,543,915,735
			Reject	13,156
			Abstain	33,117
2	In case of election by multiple voting process, should the votes corresponding to your shares be distributed in equal percentages among the candidates that you have chosen?	ON	Approve	2,713,952
			Reject	37,900
			Abstain	84,857,684
3	Visualization of all candidates to indicate the % (percentage) of the votes to be assigned to each one.	ON	Approve	2,713,952
			Reject	0
			Abstain	85,175,002
4	To CONFIRM the composition of the Company’s Board of Directors	ON	Approve	3,543,728,390
			Reject	196,063
			Abstain	37,555
5	To APPROVE the adjustment to the wording of articles 24 and 27 of the Company’s Bylaws to correct references to other provisions of the document	ON	Approve	3,543,921,425
			Reject	7,670
			Abstain	32,913
6	Due to the deliberate in item (iii), APPROVE the consolidation of the Company’s Bylaws	ON	Approve	3,543,919,214
			Reject	6,546
			Abstain	36,248

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 10, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer